

# Principal Information

Viewed on December 17, 2025

NFA ID 0229152 JPMORGAN CHASE BANK NATIONAL ASSOCIATION

### Individual Information

| | |
|---|---|
| NFA ID | **0311151** |
| Name | **BAMMANN, LINDA BETH** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **12-30-2016** |

| | |
|---|---|
| NFA ID | **0540345** |
| Name | **BARNUM, JEREMY** |
| TItle(s) | **CHIEF FINANCIAL OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **09-10-2021** |

| | |
|---|---|
| NFA ID | **0555708** |
| Name | **BOLER DAVIS, ALICIA** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **07-06-2023** |

| | |
|---|---|
| NFA ID | **0555826** |
| Name | **BRISTOW, CHARLES** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **06-12-2023** |

| | |
|---|---|
| NFA ID | **0569906** |
| Name | **BUCK, MICHELE LOUISE** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **07-29-2025** |

| | |
|---|---|
| NFA ID | **0501477** |
| Name | **BURKE, STEPHEN BARNETT** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **12-30-2016** |

| | |
|---|---|
| NFA ID | **0280946** |
| Name | **DIMON, JAMES** |
| TItle(s) | **DIRECTOR** |
| | **PRESIDENT** |
| | **CHIEF EXECUTIVE OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **02-22-2013** |

| | |
|---|---|
| NFA ID | **0550847** |
| Name | **GORSKY, ALEX** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **10-03-2022** |

| | |
|---|---|
| NFA ID | **0563850** |
| Name | **HAMILTON, SCOTT CHRISTOPHER** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **06-11-2024** |

| | |
|---|---|
| NFA ID | **0529357** |
| Name | **JURY, CLAUDIA** |
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **06-06-2024** |

| | |
|---|---|
| NFA ID | **0512860** |
| Name | **LUCAS, MELLODY HOBSON** |
| TItle(s) | **DIRECTOR** |

| | |
|---|---|
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **04-27-2018** |

| | |
|---|---|
| NFA ID | **0536926** |
| Name | **NOVAKOVIC, PHEBE** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **04-23-2021** |

| | |
|---|---|
| NFA ID | **0452882** |
| Name | **PINTO, DANIEL EDUARDO** |
| TItle(s) | **CHIEF OPERATING OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **06-12-2015** |

| | |
|---|---|
| NFA ID | **0531254** |
| Name | **ROMETTY, VIRGINIA MARIA** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **06-26-2020** |

| | |
|---|---|
| NFA ID | **0552432** |
| Name | **SANTORO, KRISTA** |
| TItle(s) | **CHIEF COMPLIANCE OFFICER** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **12-02-2022** |

| | |
|---|---|
| NFA ID | **0568456** |
| Name | **SMITH, BRAD DUANE** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **07-29-2025** |

| | |
|---|---|
| NFA ID | **0563851** |
| Name | **THAKUR, PRANAV** |

| | |
|---|---|
| TItle(s) | **HEAD OF A BUSINESS UNIT, DIVISION OR FUNCTION** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **09-16-2024** |

| | |
|---|---|
| NFA ID | **0565006** |
| Name | **WEINBERGER, MARK ALAN** |
| TItle(s) | **DIRECTOR** |
| 10% or More Interest | **No** |
| Status | **APPROVED** |
| Effective Date | **10-18-2024** |

**Holding Company Information**

| | |
|---|---|
| NFA ID | **0180990** |
| Full Name | **JPMORGAN CHASE & CO** |
| 10% or More Interest | **Yes** |
| Status | **APPROVED** |
| Effective Date | **01-31-2013** |